UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 67376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BIDS Trading L.P.**

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Liberty Plaza, 165 Broadway, 23rd Floor
(No. and Street)

New York   NY   10006
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ira Leibowitz   (212)618-2086
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue, 9th Floor   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Timothy J. Mahoney_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__BIDS Trading L.P._____ , as
of __December 31,_____ , 20 __20_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



_____
                                    Signature

President
_____
                                    Title

_____
            Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Note: Based upon the "Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns" statement from Commission staff and difficulties arising from COVID-19, BIDS Trading L.P. is making this filing without notarization.

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

BIDS TRADING L.P.

December 31, 2020

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Partners
BIDS Trading L.P.

Opinion on the financial statements

We have audited the accompanying statement of financial condition of BIDS Trading, L.P. (a Delaware Limited Partnership) (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2012.

New York, New York
February 23, 2021

BIDS TRADING L.P.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$14,416,264
Accounts receivable	3,614,791
Deposit with clearing broker	661,631
Due from parent	527,588
Other assets	342,451
Total assets	$19,562,725

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Due to affiliates	$687,465
Other liabilities and accrued expenses	639,185
Accounts payable	87,398
Total liabilities	1,414,048

Commitments and Contingencies (Note 7)

PARTNERS' CAPITAL

General partner	1
Limited partner	18,148,676
Total partners' capital	18,148,677
Total liabilities and partners' capital	$19,562,725

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

BIDS Trading L.P. (the "Company") was formed as a Delaware Limited Partnership on June 14, 2006. The Company is an agency broker/dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is owned by BIDS Holdings, L.P. (the "Parent") and BIDS Holdings, G.P., LLC (the "GP"). On December 31, 2020 (the "closing date"), Cboe Off-Exchange Services, LLC completed the all-cash acquisition (the "Closing") of the securities of the Parent and GP from the 11 broker/dealers or their affiliates (the "Broker/Dealer Owners"), NYSE Euronext Inc. and Bloomberg L.P. The former Broker/Dealer Owners execute trades on which the Company earns brokerage transaction fees. The Parent has developed a proprietary alternative trading system (the "ATS"), which is used by the Company to facilitate the execution of equity securities trades. The ATS facilitates trading between the buy-side and sell-side entities seeking to complete large block orders and generates brokerage transaction fees for the Company for facilitating such transactions.

BIDS Trading Technologies, Ltd. ("BIDS Canada"), a Canadian corporation registered in the Province of British Columbia, is a wholly owned subsidiary of the Parent and is an affiliate of the Company. BIDS Global Services LLC is registered in the state of Delaware, is a wholly owned subsidiary of the Parent, and is an affiliate of the Company. BIDS Trading Limited is incorporated in England and Wales and is a wholly owned subsidiary of BIDS Global Services LLC.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of this financial statement, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

As a partnership, the Company is not subject to U.S. Federal, state and local income taxes. In general, each partner is individually liable for income taxes, if any, on its share of the Company's net taxable income. The Company is subject to the New York City unincorporated business tax ("UBT").

Income taxes are provided under the provisions of ASC Section 740, "Income Taxes". Deferred income taxes are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that such assets will not be realized in future years.

For the year ended December 31, 2020, the Company had no uncertain tax positions and, therefore, no reserves for such positions have been included in the Company's financial statements. The following are the major tax jurisdictions for the Company and the earliest tax year subject to examination: United States - 2017, New York State - 2017, New York City - 2017.

New Accounting Pronouncement

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model.

The Company adopted this ASU on January 1, 2020, which impacts trade receivable balances. The adoption of this ASU did not have a material impact to the Company's Statement of Financial Condition.

3. **VALUE OF FINANCIAL INSTRUMENTS**

The fair value of the Company's financial instruments, including the accounts receivable, accrued expenses and compensation and accounts payable, approximates the carrying value due to their short-term nature.

4. **ACCOUNTS RECEIVABLE**

The accounts receivable balance at December 31, 2020 was $3,614,791. This consists mainly of brokerage transaction fees receivable.

The expected credit losses of trade receivable balances are regularly evaluated based on a combination of factors such as customer creditworthiness, past transaction history with the customer and current economic industry trends. Changes to expected credit losses during the period would be recognized in earnings. There were no credit losses incurred in 2020 and no allowance for expected credit losses was established at December 31, 2020, as the Company believes that all of its trade receivable balances will be collected.

5. **DEPOSIT WITH CLEARING BROKER**

The Company has $661,631 on deposit with its clearing broker. In accordance with the clearing agreement, the clearing broker has the right to charge the Company for certain losses that result from the Company's or a counterparty's failure to fulfill certain contractual obligations. No such losses occurred in 2020.

6. **EMPLOYEE BENEFIT PLAN**

The Company's employees participate in a 401(k) profit sharing plan (the "Plan") sponsored by the Parent, which covers substantially all of the employees in the Company. The cost of administering the Plan is borne by the employees, the Company has no obligation relating to the Plan.

7. COMMITMENTS AND CONTINGENCIES

The Company is a party to an expense sharing agreement with the Parent including among other items, office space.

The Company is subject to credit risk should the broker/dealers be unable to pay the amount receivable as reflected on the Statement of Financial Condition. However, the Company does not anticipate non-performance by these counterparties.

The Company had a cash balance of $14,416,264 at December 31. 2020 which is maintained in 1 banking institution which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

From time to time, the Company may become party to various legal actions and regulatory inquiries arising in the ordinary course of its business. As of December 31, 2020, there are no such matters open.

8. RELATED PARTY TRANSACTIONS

The Company has entered into a services and expense agreement (the "Agreement") dated December 15, 2006 with its Parent. In connection with the Agreement, the Company may reimburse its Parent for certain expenses paid by the Parent on behalf of the Company. The Agreement also allows the Parent to waive reimbursement of these expenses and therefore recognize them as additional capital contribution by the Parent to the Company. On April 1, 2011, the Agreement was revised to include a monthly service fee, as well as a monthly license fee, in addition to the ability to continue acting as paymaster for certain expenses. On January 1, 2017 the Agreement was revised to remove the monthly service fee and define a basis for allocation of the Parent's expenses among its subsidiaries, including the Company and the Company's affiliates BIDS Trading Technologies, Ltd., BIDS Global Services LLC, and BIDS Trading Limited.

On January 1, 2011, the Company entered into an additional services and expense agreement, (the "Reverse Agreement"), which allows the Parent to reimburse the Company for certain expenses paid by the Company on behalf of the Parent. The Reverse Agreement also allows the right of offset of any expenses against any amount owed by the Parent to the Company. On January 1, 2017 the Company revised the Reverse Agreement to define a basis for allocation of the Company's expenses among its Parent and its affiliates. The basis of the allocation is determined in accordance with the Agreements using a weighted average formula that takes employee salaries and allocation of time spent on behalf of each company as the inputs in that formula.

As of December 31, 2020, the balance due from the Parent was $527,588.

The Company has entered into an intercompany agreement with BIDS Canada who provides development, support and other services in connection with the ongoing support of the ATS. BIDS Canada charges the Company for its incurred costs plus a 7.39% mark-up for tax purposes as determined by a transfer pricing analysis that was conducted during the year. At December 31, 2020, the balance due to BIDS Canada was $592,112 which is included in due to affiliates.

The Company has entered into an agreement with BIDS Global Services ("BGS") which provides services (a "Hub") to facilitate the use of the Company's ATS by customers of the Company's affiliates. The balance the Company owes BGS at December 31, 2020 is $68,135 which is included in due to affiliates.

The Company had the following balances with its Broker/Dealer Owners, NYSE Euronext, Inc., Bloomberg, L.P., and their affiliates as of December 31, 2020:

Cash and cash equivalents	$14,416,264
Accounts receivable	1,757,854
Accounts payable	290,957

The Company became a related party with CBOE Global Markets Inc. ("CBOE") due to the purchase of the Company on December 31, 2020. At December 31, 2020, the balance due to CBOE was $27,219 which is included in due to affiliates.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $13,663,847, which was $13,563,847 in excess of the amount required of $100,000. The ratio of aggregate indebtedness to net capital was 10.35%.

The Company maintains a proprietary account with the clearing broker with a deposit for errors, accommodations and sundry expense purposes. The Company does not trade for its own account. This account is considered an allowable asset in the computation of net capital pursuant to an agreement between the Company and the clearing broker.

10. INCOME TAXES

As of December 31, 2020, the Company has no deferred tax asset.

11. RISK AND UNCERTAINTIES

The ongoing COVID-19 global and national health emergency has caused significant disruption in the international and United States economies and financial markets. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The full impact this virus may have on the global financial markets and the overall economy is not currently known. Impacts to the Company's business could be widespread and global, and material impacts may be possible, including the following:

- Employees, including the Company's senior executives, contracting COVID-19;

- Adverse impacts on the Company's clients, vendors, critical technological or operational services;

BIDS TRADING L.P.
Notes to Statement of Financial Condition
December 31, 2020

- Closures of the Company's office or the offices of the Company's clients; and

- Travel restrictions limiting the Company's ability to engage with current and potential clients.

The Company is taking precautions to protect the safety and well-being of the Company's employees, customers, and business partners. However, the Company cannot be certain that the steps it's taken or will take will be adequate or appropriate.

The further spread of the COVID-19 outbreak may materially disrupt financial activity generally and specifically in the areas in which the Company operates. This could result in a decline in demand for the Company's services, which could have a material adverse effect on the Company's Statement of Financial Condition.

12. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statement through the date the financial statement was issued, and has determined that there are no material events that would require disclosure in the Company's financial statement.